Exhibit (a)(21)

                     LANDRY'S SEAFOOD RESTAURANTS, INC.
              COMPLETES TENDER OFFER FOR RAINFOREST CAFE, INC.

     Houston, TX, October 28, 2000 - Landry's Seafood Restaurants, Inc. (NYSE: LNY) announced today that its wholly owned subsidiary has accepted for purchase and payment, pursuant to its tender offer, all shares of common stock of Rainforest Cafe, Inc. (Nasdaq: RAIN) which were validly tendered and not withdrawn as of the expiration of its tender offer at 12:00 midnight (EST) on October 27, 2000.

     Approximately 13,360,000 Rainforest shares were tendered into the offer. These shares, together with the 1,030,800 shares already owned by Landry's, represented almost 65% of all outstanding Rainforest shares. Pursuant to a previously disclosed agreement, an officer of Rainforest withdrew 930,000 of such shares prior to the expiration of the tender offer.

     Rainforest stockholders who tendered their shares into the offer will receive $3.25 per share net to the seller in cash.

     The tender offer will be followed by a merger of Landry's subsidiary with and into Rainforest. Following the consummation of the merger, those Rainforest stockholders who did not tender their shares in the Landry's tender offer and who do not seek appraisal of their shares pursuant to applicable provisions of Minnesota law will have their shares converted into the right to receive $3.25 per share net to each stockholder in cash upon due presentation of certificates representing their shares to American Stock Transfer & Trust Company, the Depositary for the merger. The merger is presently expected to be consummated sometime in the first quarter of 2001.

     This news release (as well as information included in oral statements or other written statements made or to be made by Landry's) may contain forward-looking statements. Actual events or Landry's results may differ materially from the results discussed in the forward-looking statements. Landry's does not expect to update forward-looking statements continually as conditions change.

For Landry's Seafood Restaurants, Inc. Investors

CONTACT:    TILMAN J. FERTITTA                OR    PAUL S. WEST
            CHAIRMAN, PRESIDENT AND C.E.O.          VICE PRESIDENT-
            (713) 850-1010                            FINANCE AND CFO
                                                    (713) 850-1010
                                                    email: Pwest@Ldry.com
                                                    www.LandrysSeafood.com